P.t. 2/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2002

1- HOLMES FINANCING (No 2) PLC
2- HOLMES FUNDING LIMITED -01
2- HOLMES TRUSTEES LIMITED - 02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ... X ... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No .. X ...

Holmes Financing (No. 2) PLC
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - inter-company loan	28,522	32,867
Interest receivable - Cash deposits		
	28,522	32,867
Interest payable - Notes	(28,522)	(32,867)
Interest payable		
	(28,522)	(32,867)
Net operating income	-	-
Other income	41	40
Operating expenses	(41)	(40)
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	2	2
Retained profit carried forward	2	2

Holmes Financing (No. 2) PLC
Balance Sheet
Period ended 15 January 2002

	£'000
Fixed asset investments	
Loans to Funding	2,404,516
Current assets	
Cash at bank	16
	16
Creditors: Amounts falling due within one year	
Taxation	1
	1
Net current assets	15
Total assets less current liabilities	2,404,531
Creditors: Amounts falling due after more than one year	
Amounts due to noteholders	2,404,516
Net assets	15
Capital and reserves	
Share capital	13
Reserves	2
	15

Holmes Financing (No. 2) PLC
Notes Outstanding
Period ended 15 January 2002

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa
S&P current rating	AAA	AAA	AAA	AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3	Aa3
S&P current rating	AA	AA	AA	AA
Fitch Ratings current rating	AA	AA	AA	AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
Moody's current rating	Baa2	Baa2	Baa2	Baa2
S&P current rating	BBB	BBB	BBB	BBB
Fitch Ratings current rating	BBB	BBB	BBB	BBB

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A
	$	$	£	£
Initial note balance	1,000,000,000	1,000,000,000	500,000,000	500,000,000
Previous quarter's note principal	1,000,000,000	1,000,000,000	500,000,000	500,000,000
Note redemptions	-	-	-	-
Outstanding note principal	1,000,000,000	1,000,000,000	500,000,000	500,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
	$	$	£	£
Initial note balance	37,000,000	37,000,000	19,000,000	21,000,000
Previous quarter's note principal	37,000,000	37,000,000	19,000,000	21,000,000
Note redemptions	-	-	-	-
Outstanding note principal	37,000,000	37,000,000	19,000,000	21,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
	$	$	£	£
Initial note balance	49,000,000	49,000,000	25,000,000	35,000,000
Previous quarter's note principal	49,000,000	49,000,000	25,000,000	35,000,000
Note redemptions	-	-	-	-
Outstanding note principal	49,000,000	49,000,000	25,000,000	35,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A
Note interest margins	9	18	24	27
Step up dates	N/A	16/10/2007	16/10/2007	16/10/2007
Step up margins	N/A	36	48	54

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Note interest margins	35	44	45	50
Step up dates	16/10/2007	16/10/2007	16/10/2007	16/10/2007
Step up margins	135	144	145	150

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
Note interest margins	120	135	150	160
Step up dates	16/10/2007	16/10/2007	16/10/2007	16/10/2007
Step up margins	220	235	250	260

Interest payment cycle: Quarterly
Interest payment date: 15th or next business day
Next interest payment date: 15/01/2002

Liquidity facility limit	£	25,000,000
Liquidity facility drawn		Nil
Liquidity facility available	£	25,000,000

Holmes Trustees Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,863,753
Current assets		
Bank interest receivable		
Cash at bank	459	
Other debtors	144,110	
	-	
	144,569	
Creditors: Amounts falling due within one year		
Amounts due to Seller		
Amounts due to Funding	(137,389)	
Sundry creditors	(7,165)	
	(15)	
	(144,569)	
Net current assets		
Total assets less current liabilities		17,863,753
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(5,893,763)
Funding share of mortgage loans		(11,969,990)
Net assets		
Capital and reserves		
Share capital (£2)		
Reserves		

Holmes Funding Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset Investments		
Beneficial interest in Trust mortgage portfolio		11,969,990
Current assets		
Amounts owed by Trustee	7,165	
Deferred expenditure (costs of securing)	27,157	
Cash at bank:		
Reserve funding	129,075	
Transaction account	696	
Funding GIC account	19,437	
	183,530	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	72,641	
Interest payable accrual	2,966	
Sundry creditors	905	
Taxation	79	
	76,531	
Net current assets		106,999
Total assets less current liabilities		12,076,989
Creditors: Amounts falling due after more than one year		
Inter-company loans		(12,023,516)
Start up loans		(56,350)
Net assets		(2,877)
Capital and reserves		
Share capital (£2)		-
Reserves		(2,877)
		(2,877)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 January 2002

	£'000	£'000
Balance on cash accumulation ledger	Nil	
Available credit enhancement		
Reserve fund at closing	13,500	
Initial closing reserve funds	127,076	
Drawings to make bullet repayment	-	
Other drawings	-	
Transfers from revenue receipts	1,999	
Closing reserve balance	129,075	
Target reserve funds	185,000	

	AAA	BBB
Principal deficiency ledger		
Opening PDL balance	Nil	Nil
Losses this quarter	-	-
PDL top up from revenue income	-	-
Closing PDL balance	Nil	Nil	Nil

	£'000	
Start up loan outstanding		
Initial balance	26,250	
Initial closing outstanding	13,000	
Second start up loan	13,250	
Third start up loan	17,500	
Fourth start up loan	7,500	
Fifth start up loan	5,100	
Accrued interest	-	
Repayments made	-	
Closing balance	56,350	
Liquidity facility		
Liquidity facility limit	25,000	
Liquidity facility drawn	-	
Liquidity facility available	25,000	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 2) PLC

Dated 6th February, 2002

By _____

P J Lott (Authorised Signatory)